NEWS RELEASE

Endeavour Silver Reports 2014 Financial Results;
Conference Call at 1pm PST (4pm EST) Today, March 5, 2015
______________________________________________________________________________

Vancouver, Canada – March 5, 2015 - Endeavour Silver Corp. (NYSE: EXK, TSX: EDR) announces its financial results for the year ended December 31, 2014, based on the Company’s 10th consecutive year of growing silver production.  Endeavour owns and operates three underground silver-gold mines in Mexico: the Guanaceví mine in Durango state, and the Bolañitos and El Cubo mines in Guanajuato state.

The complete financial statements and Management’s Discussion & Analysis can be viewed on the Company’s website, on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. All amounts are reported in US$.

Highlights of Fiscal 2014 (Compared to Fiscal 2013)

Financial

•
Net loss of $74.5 million ($0.74 per share) which includes a $83.0 million impairment of the El Cubo mine compared to a loss of $89.5 million ($0.90 per share) which included a $135.1 million impairment on the Guanaceví and El Cubo mines plus El Cubo goodwill

•	Adjusted earnings (loss)(1) decreased 256% to $17.2 million ($0.17 loss per share) compared to adjusted earnings of $11.1 million ($0.11 per share)
•	EBITDA(1) decreased 55% to $42.6 million
•	Cash flow from operations before working capital changes decreased 64% to $29.3 million
•	Mine operating cash flow(1) decreased 40% to $70.5 million
•	Revenue decreased 29% to $196.9 million
•	Realized silver price decreased 19% to $18.76 per ounce (oz) sold (consistent with 2014 average spot price)
•	Realized gold price decreased 7% to $1,273 per oz sold (consistent with 2014 average spot price)
•	Cash costs(1) increased 5% to $8.31 per oz silver payable (net of gold credits)
•	All-in sustaining costs decreased 8% to $16.79 per oz silver payable (net of gold credits)
•	Bullion inventory at year-end of 418,564 oz silver and 1,052 oz gold, up sharply year-on-year
•	Concentrate inventory at year-end of 88,518 oz silver and 1,326 oz gold, also up sharply
•	Cash and equivalents decreased 11% to $31.0 million at year-end compared to $35.0 million

Operations

•	Silver production increased 6% to 7,212,074 oz, 10th consecutive year of record silver production
•	Gold production decreased 17% to 62,895 oz
•	Silver equivalent production increased 2% to 11.6 million(2)
•	Beat silver production and cost guidance
•	Replaced silver reserves and grew silver resources by 14%
•	Completed mine expansion at El Cubo to fill the plant to capacity
•	Delineated new discoveries at all three mines
•	Delineated the new high-grade Terronera discovery on and received mine development permit for the San Sebastián property
•	Received “Socially Responsible Company” award for all three mines

Highlights of Fourth Quarter 2014 (Compared to Fourth Quarter 2013)

Financial

•
Net loss of $66.9 million ($0.67 per share) which includes a $83 million impairment of the El Cubo mine compared to a loss of $115.8 million ($1.16 per share) which included a $137 million impairment on the Guanaceví and El Cubo mines plus El Cubo goodwill

•	Adjusted loss of $11.0 million ($0.11 per share) compared to adjusted loss of $12.1 million ($0.12 per share)
•	EBITDA(1) decreased 56% to $7.7 million
•	Cash flow from operations before working capital changes decreased 130% to a loss of $5.3 million
•	Revenue decreased 28% to $48.6 million on 2,000,253 silver oz sold and 13,635 gold oz sold
•	Realized silver price decreased 21% to $16.23 per oz sold (2% lower than Q4 average spot price)
•	Realized gold price decreased 28% to $1,189 per oz sold (consistent with Q4 average spot price)
•	Cash costs(1) increased 12% to $8.33 per oz silver payable (net of gold credits)
•	All-in sustaining costs increased 8% to $15.37 per oz silver payable (net of gold credits)

Operations

•	Silver production increased 4% to 2,009,172 oz
•	Gold production decreased 14% to 15,127 oz
•	Silver equivalent production increased 3% to 3.1 million oz(2)

(1)	Adjusted earnings, mine operating cash flow, EBITDA and cash costs are non-IFRS measures. Please refer to the definitions in the Company’s Management Discussion & Analysis.
(2)	2013 silver equivalents are calculated using a 60:1 ratio and 2014 silver equivalents are calculated using a 70:1 ratio.

Endeavour CEO Bradford Cooke stated: “Lower precious metals prices continued to beset the mining industry in 2014.  I am proud of our site management and operations teams for their efforts to successfully reduce our all-in sustaining costs in this difficult environment.  We remain focused on optimizing our mining operations further in order to ensure that each mine generates positive operating cash flow through this current metal price downturn.

“Low metal prices and an impairment charge on El Cubo both weighed on our financial performance in 2014 but the El Cubo operating turn-around was completed in December with the mine output rising to fill the plant to capacity.  Management is now preparing alternative mine plans for El Cubo to further reduce its all-in sustaining costs and improve its financial performance in 2015. The support of the miner’s union at El Cubo is required for any of the alternative mine plans to be successful.”

Financial Results (Consolidated Statement of Operations appended below)

For the year ended December 31, 2014, the Company generated revenue totaling $196.9 million (2013 - $276.8 million). During the year, the Company sold 6,539,686 oz silver and 58,323 oz gold at realized prices of $18.76 and $1,273 per oz respectively, compared to sales of 7,151,963 oz silver and 81,119 oz gold at realized prices of $23.10 and $1,375 per oz respectively in 2013.

After cost of sales of $182.6 million (2013 - $219.9 million), mine operating earnings amounted to $14.3 million (2013 - $56.9 million) from mining and milling operations in Mexico.

Excluding depreciation and depletion of $54.3 million (2013 - $53.6 million), stock-based compensation of $0.5 million (2013- $0.5 million), and a write-down of inventory of $1.3 million (2013 - $5.9 million), mine operating cash flow before taxes was $70.5 million (2013 – $116.9 million) in 2014.  Operating loss was $91.5 million (2013 – $102.9 million) driven by impairment charges of $83.0 million on the El Cubo mine.

At December 31, 2014, the Company determined there were indicators of potential impairment of its producing mineral properties, including the sustained decline in precious metal prices. The net after-tax impairment totaled $55.9 million related to the carrying value of the El Cubo mine.

Net earnings also included a mark-to-market derivative liabilities loss related to share purchase warrants issued in 2009 denominated in Canadian dollars, while the Company’s functional currency is the US dollar. Under IFRS, these warrants are classified and accounted for as financial liability at fair market value with adjustments recognized through net earnings.  The appreciation of these warrants resulted in a derivative liability loss of $1.4 million (2012 – gain of $3.8 million).

Excluding the net impairment charges and the mark-to market derivative liabilities loss, adjusted loss of $17.2 million ($0.17 per share) compared to adjusted earnings of $11.1 million ($0.11 per share) in 2013.  The drop in precious metal prices, payment of the new Mexican mining taxes and increased inventories were the primary reasons for the decrease in the Company’s earnings year over year.

Effective January 1, 2014 the Mexican government passed tax reform legislation. The tax reform included, a Special Mining Duty of 7.5% on taxable mine revenue, less allowable deductions excluding interest and capital depreciation, and a 0.5% Environmental Tax on gold and silver revenue. The Company incurred a $4.6 million current tax expense as a result of this duty.

Despite the production taxes, which amounted to $3.24 per tonne, consolidated operating costs fell 1% to $96.11 per tonne for a net reduction of over $4 per tonne due to the Company’s focus on reducing operating costs.  Cash cost per ounce, net of by-product credits, which is a non-IFRS measure and a standard of the Silver Institute, rose 5% to $8.31 per ounce of payable silver compared to $7.92 per ounce in 2013. The lower by-product credit attributable to the lower gold production and price was the primary contributor to the higher cash costs, partly offset by higher consolidated grades and recoveries.  All-in sustaining costs fell 8% due to reduced operating costs, while mine development in response to falling precious metal prices.

The Company invested a total of $41.8 million in property, plant and equipment during 2014. Of this, $21.2 million was invested at El Cubo, $9.3 million at Bolañitos, and $10.2 million at Guanaceví, with all mines primarily focused on sustaining mine development and tailings dam expansions.

Conference Call

A conference call to discuss the results will be held today, Thursday, March 5 at 1:00pm PST (4:00pm EST). To participate in the conference call, please dial the following:

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: 1-604-638-5340

No pass-code is necessary to participate in the conference call.

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada and the US (toll-free) or 1-604-638-9010 outside of Canada and the US. The required pass-code is 4890 followed by the # sign. The replay will also be available on the Company’s website at www.edrsilver.com.

All shareholders can receive a hard copy of the Company’s complete audited financial statements free of charge upon request. To receive this material in hard copy, please contact Meghan Brown, Director Investor Relations at 604-640-4804 or toll free 1-877-685-9775.

About Endeavour – Endeavour Silver is a mid-tier silver mining company focused on growing production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted 10 consecutive years of accretive growth of its silver mining operations. Endeavour's three silver-gold mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become a premier senior silver producer.

Contact Information - For more information, please contact:
Meghan Brown, Director Investor Relations
Toll free: 1-877-685-9775
Tel: 604-640-4804
Fax: 604-685-9744
Email: mbrown@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States private securities litigation reform act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding Endeavour's anticipated performance in 2015 and the timing and results of exploration drill programs. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company's title to properties; fluctuations in the prices of commodities and their impact on reserves and resources as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.

COMPARATIVE HIGHLIGHTS

Three Months Ended December 31			2014 Highlights	Year Ended December 31
2014	2013	% Change		2014	2013	% Change
Production
2,009,172	1,931,717	4%	Silver ounces produced	7,212,074	6,813,069	6%
15,127	17,686	(14%)	Gold ounces produced	62,895	75,578	(17%)
1,950,037	1,855,108	5%	Payable silver ounces produced	6,996,916	6,593,805	6%
14,557	16,612	(12%)	Payable gold ounces produced	60,518	72,562	(17%)
3,068,062	2,992,877	3%	Silver equivalent ounces produced	11,614,724	11,347,749	2%
8.33	7.46	12%	Cash costs per silver ounce	8.31	7.92	5%
14.36	14.59	(2%)	Total production costs per ounce	16.37	15.69	4%
15.37	14.24	8%	All-in sustaining costs per ounce	16.79	18.31	(8%)
374,212	379,480	(1%)	Processed tonnes	1,404,406	1,537,984	(9%)
89.63	90.72	(1%)	Direct production costs per tonne	96.11	97.00	(1%)
10.76	11.45	(6%)	Silver co-product cash costs	11.76	13.19	(11%)
788	695	13%	Gold co-product cash costs	798	785	2%
Financial
48.6	67.9	(28%)	Revenue ($ millions)	196.9	276.8	(29%)
2,000,253	2,155,326	(7%)	Silver ounces sold	6,539,686	7,151,963	(9%)
13,635	18,960	(28%)	Gold ounces sold	58,323	81,119	(28%)
16.23	20.52	(21%)	Realized silver price per ounce	18.76	23.10	(19%)
1,189	1,246	(5%)	Realized gold price per ounce	1,273	1,375	(7%)
(66.9)	(115.8)	(42%)	Net earnings (loss) ($ millions)	(74.5)	(89.5)	(17%)
(11.0)	(12.1)	(9%)	Adjusted net earnings ($ millions)	(17.2)	11.1	(256%)
2.3	9.9	(77%)	Mine operating earnings ($ millions)	14.4	56.9	(75%)
13.9	26.4	(47%)	Mine operating cash flow ($ millions)	70.5	116.9	(40%)
(5.3)	18.0	(130%)	Operating cash flow before working capital changes	29.3	81.6	(64%)
7.7	17.5	(56%)	Earnings before ITDA	42.6	94.5	(55%)
21.2	32.2	(34%)	Working capital ($ millions)	21.2	32.2	(34%)
Shareholders
(0.67)	(1.16)	42%	Earnings (loss) per share – basic	(0.74)	(0.90)	18%
(0.11)	(0.12)	(8%)	Adjusted earnings per share – basic	(0.17)	0.11	(253%)
(0.05)	0.18	(129%)	Operating cash flow before working capital changes per share	0.29	0.82	(65%)
101,881,133	99,720,704	2%	Weighted average shares outstanding	101,314,393	99,770,293	2%

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

	Years Ended
	December 31,	December 31,
	2014	2013

Operating activities
Net earnings (loss) for the year	$(74,533)	$(89,465)
Items not affecting cash:
Share-based compensation	3,600	3,544
Impairment of non-current assets	83,000	95,815
Impairment of goodwill	-	39,245
Depreciation and depletion	54,659	53,898
Deferred income tax provision (recovery)	(42,827)	(20,464)
Unrealized foreign exchange loss (gain)	(72)	682
Mark-to-market loss (gain) on derivative liability	1,434	(3,750)
Mark-to-market loss (gain) on contingent liability	(99)	(8,398)
Finance costs	1,240	1,513
Allowance for IVA receivable	1,002	-
Write down of inventory to net realizable value	1,255	5,874
Write off of exploration property	631	-
Loss (gain) on marketable securities	-	3,091
Net changes in non-cash working capital	9,473	(5,041)
Cash from (used in) operating activities	38,763	76,544

Investing activites
Property, plant and equipment expenditures	(41,748)	(88,518)
Investment in short term investments	-	(130)
Proceeds from sale of short term investments	-	5,328
Investment in long term deposits	(82)	(65)
Cash used in investing activities	(41,830)	(83,385)

Financing activities
Proceeds from revolving credit facility	2,000	30,000
Repayment of revolving credit facility	(6,000)	(6,000)
Debt issuance costs	-	(144)
Interest paid	(981)	(1,101)
Exercise of options and warrants	4,447	528
Share issuance costs	(10)	-
Cash from (used in) financing activites	(544)	23,283

Effect of exchange rate change on cash and cash equivalents	(348)	(55)
Increase (decrease) in cash and cash equivalents	(3,611)	16,442
Cash and cash equivalents, beginning of year	35,004	18,617
Cash and cash equivalents, end of year	$31,045	$35,004

 This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
 (expressed in thousands of US dollars, except for shares and per share amounts)

	Years Ended
	December 31,	December 31,
	2014	2013

Revenue	$196,928	$276,783

Cost of sales:
Direct production costs	125,309	158,582
Royalties	1,146	1,328
Share-based compensation	537	515
Depreciation and depletion	54,312	53,569
Write down of inventory to net realizable value	1,255	5,874
	182,559	219,868

Mine operating earnings	14,369	56,915

Expenses:
Exploration	12,548	13,168
General and administrative	9,692	11,605
Impairment of non-current assets	83,000	95,815
Impairment of goodwill	-	39,245
Write off of exploration property	631	-
	105,871	159,833

Operating earnings (loss)	(91,502)	(102,918)

Mark-to-market loss/(gain) on derivative liabilities	1,434	(3,750)
Mark-to-market loss/(gain) on contingent liability	(99)	(8,398)
Finance costs	1,382	1,513

Other income (expense):
Foreign exchange	(1,709)	(2,597)
Investment and other	(546)	(1,079)
	(2,255)	(3,676)

Earnings (loss) before income taxes	(96,474)	(95,959)

Income tax expense (recovery):
Current income tax expense	20,886	13,970
Deferred income tax expense (recovery)	(42,827)	(20,464)
	(21,941)	(6,494)

Net earnings (loss) for the year	(74,533)	(89,465)

Other comprehensive income (loss), net of tax
Net change in fair value of available for sale investments	(677)	1,250

Comprehensive income (loss) for the year	$(75,210)	$(88,215)

Basic and diluted earnings (loss) per share based on net earnings	$(0.74)	$(0.90)

Basic and diluted weighted average number of shares outstanding	101,314,393	99,720,704

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014 and the related notes contained therein.

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

	December 31,	December 31,
	2014	2013

ASSETS

Current assets
Cash and cash equivalents	$31,045	$35,004
Investments	786	1,463
Accounts receivable	19,715	23,749
Inventories	21,604	23,647
Prepaid expenses	2,656	3,341
Total current assets	75,806	87,204

Non-current deposits	1,048	1,186
Deferred income tax asset	6,253	-
Mineral properties, plant and equipment	182,730	278,533
Total assets	$265,837	$366,923

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$17,408	$17,221
Income taxes payable	8,181	3,259
Derivative liabilities	-	1,491
Revolving credit facility	29,000	33,000
Total current liabilities	54,589	54,971

Provision for reclamation and rehabilitation	6,496	6,652
Contingent liability	-	99
Deferred income tax liability	12,479	49,053
Total liabilities	73,564	110,775

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 101,976,901 shares (Dec 31, 2013 - 99,784,409 shares)	367,853	358,408
Contributed surplus	8,430	14,836
Accumulated comprehensive income (loss)	(4,758)	(4,081)
Retained earnings (deficit)	(179,252)	(113,015)
Total shareholders' equity	192,273	256,148
Total liabilities and shareholders' equity	$265,837	$366,923

This statement should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014 and the related notes contained therein.